EXHIBIT 99.1

HEXO Corp Announces Resignation of Chief Financial Officer

GATINEAU, Quebec, Oct. 04, 2019 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO” or the “Company”) (TSX:HEXO; NYSE:HEXO) today announced that the company’s Chief Financial Officer, Michael Monahan, has made the decision to resign, effective today.

“Since joining HEXO Corp, it has become apparent that this job requires me to spend the majority of my time in Gatineau and in Ottawa. During this phase of rapid expansion, the Chief Financial Officer should be working very closely with all team members, in person. This isn’t possible for me at this time given my family’s needs and so I have decided to resign,” said Mr Monahan. “I’ve had a very rewarding time at HEXO and I will continue to assist the company as a consultant to ensure a smooth transition.”

HEXO Corp’s CEO has also announced that Stephen Burwash, who is currently Vice-President of Strategic Finance for the Company, has accepted the role of Chief Financial Officer.

“Although Michael has only been with HEXO a short time, he has made a valuable contribution to the Company,” said Sebastien St-Louis, CEO and co-founder of HEXO. “While I understand his reasons for his resignation, I am sorry to see him leave the Company. We’re pleased that he has agreed to provide consulting services to the Company to assist with the transition, and I am grateful for his expertise, advice and counsel. With that said, I am pleased that Stephen Burwash, who has a strong track record with the Company, is taking on the role of Chief Financial Officer.”

About HEXO Corp
HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates with 2.4 million sq. ft of facilities in Ontario and Quebec. The Company is also expanding internationally and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use markets under its HEXO Cannabis and Up Cannabis brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations:
Caroline Milliard
(819) 317-0526
media@hexo.com